
July 29, 2020

Adrian Calaza
Chief Financial Officer
TIM Participacões S.A.
João Cabral de Melo Neto Avenue
850-North Tower-12th Floor
22775-057 Rio de Janeiro, RJ, Brazil

> **Re: TIM Participacões S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed May 1, 2020**
> **File No. 001-14491**

Dear Mr. Calaza:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to the Financial Statements
Note 26. Net revenue, page F-71

1.   We note your presentation of gross service revenue, gross goods sold and gross operating revenue on page F-72. Please remove these non-IFRS presentations from the footnotes as presentation of non-IFRS measures is prohibited in the financial statements per Item 10(e)(1)(ii)(C) of Regulation S-K. We also note that gross operating revenue is presented on page 75. Please explain your basis for disclosing this measure as it appears to be a tailored revenue measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology